Exhibit 12.1

LAZARD LTD

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(a)(b)

The following table sets forth the ratio of earnings to fixed charges for Lazard Ltd and its subsidiaries on a consolidated basis. Historical results of operations of Lazard Ltd are reported as an historical partnership until the equity public offering on May 10, 2005, and do not include payments for services rendered by managing directors as compensation expense. Such payments, as well as interest expense on financings related to the issuance of debt and equity security units that occurred on May 10, 2005 in connection with the equity public offering and recapitalization, are included in subsequent periods. Therefore, historical results for periods prior to the equity public offering on May 10, 2005 and subsequent thereto are not comparable.

	Nine Months Ended September 30,	Year Ended December 31,
	2006	2005	2004	2003	2002	2001
	(dollars in thousands)
Operating income from continuing operations	$212,002	$342,362	$367,824	$438,736	$357,861	$304,880
Add: Fixed charges	88,415	94,651	55,327	47,664	40,039	38,999

Operating income from continuing operations before fixed charges	$300,417	$437,013	$423,151	$486,400	$397,900	$343,879

Fixed Charges:
Interest	$76,893	$78,365	$39,551	$34,967	$29,966	$30,154
Other(c)	11,522	16,286	15,776	12,697	10,073	8,845

Total fixed charges	$88,415	$94,651	$55,327	$47,664	$40,039	$38,999

Ratio of earnings to fixed charges	3.40	4.62	7.65	10.20	9.94	8.82

(a)	Data presented relates to the Company’s continuing operations.

(b)	For purposes of computing the ratio of earnings to fixed charges:

•	earnings for the nine month period ended September 30, 2006 and for the years ended December 31, 2005, 2004, 2003, 2002 and 2001 represent income from continuing operations before income taxes and minority interest in net income, and, for periods prior to May 10, 2005, the date of our equity public offering as described in Note 2 of the accompanying Notes to Unaudited Condensed Consolidated Financial Statements, before distributions for services rendered by managing directors and employee members of LAM, and before fixed charges,

•	fixed charges represent the interest expense from continuing operations and the portion of rental expense from continuing operations which represents an appropriate interest factor.

(c)	Other fixed charges consists of the interest factor in rentals.